Exhibit 10.3

ZIX CORPORATION

2711 N. Haskell Avenue

Suite 2200

LB 36

Dallas, Texas 75204-2960

July 21, 2015

Mr. Richard D. Spurr

President and Chief Executive Officer

Zix Corporation

2711 N. Haskell Avenue

Suite 2200

LB 36

Dallas, Texas 75204-2960

RE: Letter Agreement Concerning Transition Matters

Dear Mr. Spurr:

This letter, when executed by you in the space provided below, will evidence the agreement that has been reached between Zix Corporation (the “Company”) and you in order to facilitate the effective and efficient search for and transition to a new President and Chief Executive Officer of the Company.

1.	In your capacity as the President and Chief Executive Officer, and as a member of the board of directors of the Company (the “Board”), you agree to use your best efforts to cooperate with and assist the Company, the Board and appropriate representatives or agents of each of the foregoing, in good faith, (a) to recruit, hire and appoint a qualified candidate to succeed you as President and Chief Executive Officer of the Company (the “New CEO”) and (b) to effectuate the orderly and efficient transition of your duties and responsibilities to the New CEO.

a.	You acknowledge and agree that the foregoing activities may require a period of 12 months or longer from the date hereof. During whatever period of time may be required to accomplish the foregoing, you agree to remain in your current positions as President and Chief Executive Officer of the Company, and as a member of the Board, and to fulfill your duties and responsibilities in such capacities to the best of your ability and with a view toward the best interest of the Company and its shareholders.

b.	For a period of 90 days after the New CEO commences full-time employment as President and Chief Executive Officer of the Company, you agree to remain available during normal business hours to assist the New CEO and provide such transition services as he or she may reasonably request, including but not limited to, answering questions, providing background information and advice concerning the Company and its operations, and making appropriate introductions to Company shareholders, customers and others.

c.	For a period of 180 days after the expiration of such 90-day period, you shall make yourself reasonably available during times to be mutually agreed upon by you and the New CEO to provide such transition services as the New CEO and you shall mutually agree upon.

d.	You agree to cooperate with and assist the Company, in good faith, in planning and executing a disclosure strategy concerning your planned departure from the Company after many years of valuable service, your assistance in connection with the recruitment and retention of a qualified successor and in connection with the transition of your duties and responsibilities to that successor, such strategy to include appropriate internal and external communications.

2.	As partial consideration for the covenants and promises set forth in paragraph 1 above, the Company shall execute and deliver to you a counterpart of the Second Amended and Restated Employment Termination Benefits Agreement, to be entered into between you and the Company, attached hereto as Exhibit A (the “Amended and Restated ETBA”). Within 10 days after the New CEO begins his or her employment with the Company, your employment with the Company shall be terminated and such termination shall be, for purposes of the Amended and Restated ETBA, without “Cause,” subject to your compliance with your obligations under this letter agreement and under other agreements that are in place between you and the Company (collectively with the Amended and Restated ETBA, the “Other Agreements”).

3.	As additional consideration for the covenants and promises set forth in paragraph 1 above, the Company hereby agrees that (a) nothing in this letter agreement shall be construed to affect your current status as a member of the Board, and (b) the Company shall use reasonable efforts to cause the Board to (i) nominate you to stand for re-election as a member of the Board and (ii) recommend in the proxy materials sent to Company shareholders that such shareholders vote for your re-election as a member of the Board, at each of the Company’s 2016 and 2017 annual meetings of shareholders; provided, however, that the Company shall have no further obligation pursuant to this paragraph 3 if at any time (x) the Board reasonably concludes that its preferred candidate or candidates as the New CEO will not accept such positions if you continue to serve as a member of the Board beyond your termination of employment or beyond some later date, (y) the Board reasonably determines that you have engaged in any of the conduct set forth in clauses (1) through (7) of the definition of “Cause” set forth in the Amended and Restated ETBA, or (z) you materially breach any provision of this letter agreement or of any of the Other Agreements.

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4.	This letter (a) shall be governed by and construed and interpreted in accordance with the laws of the State of Texas, without regard to the conflict of laws principles thereof that would require the application of laws of any other jurisdiction, (b) may not be amended, waived, modified or terminated except by a written instrument executed by each of the parties hereto, (c) sets forth, together with the Amended and Restated ETBA, the entire agreement and understanding of the parties hereto with respect to the subject matter set forth herein and therein and (d) may be executed in counterparts, each of which shall be considered an original and all of which, together, shall constitute one and the same instrument.

If this letter correctly sets forth our agreement regarding the foregoing matters, please execute same in the place provided below, whereupon this letter shall become a valid and binding agreement between you and the Company.

Very truly yours,

ZIX CORPORATION

By:	/s/ Robert C. Hausmann
Name:	Robert C. Hausmann
Title:	Chairman, Board of Directors

ACCEPTED AND AGREED TO AS OF THE DATE FIRST SET FORTH ABOVE:

/s/ Richard D. Spurr
Richard D. Spurr

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Exhibit A

Second Amended and Restated Employment Termination Benefits Agreement

[See attached.]

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SECOND AMENDED AND RESTATED

EMPLOYMENT TERMINATION BENEFITS AGREEMENT

This Second Amended and Restated Employment Termination Benefits Agreement, dated effective as of July 21, 2015, is entered into by and between Zix Corporation, a Texas corporation (the “Company”), and the undersigned individual (“Employee”). This agreement serves to amend and restate the existing Amended and Restated Employment Termination Benefits Agreement between the Company and Employee, which was entered into effective as of June 9, 2015.

Employee is an “at will” employee of an Affiliate of the Company and is based in Dallas, Texas.

The Company wishes to specify terms under which Employee would leave employment in the circumstances described in this agreement.

The parties agree as follows:

Capitalized terms not otherwise defined in this agreement have the meanings ascribed to them in section 5.

1. Separation Payment. If the Company or its Affiliate terminates Employee’s employment other than for Cause, then the Company shall pay to Employee the Separation Payment pursuant to and in accordance with subsection 1.B. If Employee resigns from employment (subject to the notice and cure provisions set forth below) with the Company and its Affiliates within 24 months after a Change in Control and the resignation was for a Change In Control Good Reason, then the resignation will be deemed to be a termination of Employee’s employment other than for Cause and the Company shall pay to Employee the Separation Payment pursuant to and in accordance with subsection 1.B. Neither Employee’s death nor Employee’s resignation (other than for a Change in Control Good Reason) or termination for Cause or on account of disability will give rise to any Separation Payment. The Company’s obligation to make the Separation Payment will not be mitigated or offset by virtue of Employee obtaining new employment or failing to seek new employment. The Separation Payment encompasses and includes any applicable employment standards entitlements and payment in full for any unused, accrued vacation time.

A. Notice Required for Change in Control Good Reason. Notwithstanding anything to the contrary in the preceding paragraph, Employee will not be deemed to have resigned employment for a Change In Control Good Reason unless and until: (i) Employee provided to the Company notice of the existence of the Change In Control Good Reason condition within 90 days of its initial existence; (ii) the Company failed to remedy the Change In Control Good Reason condition within 30 days after the Company received the notice; and (iii) Employee resigned employment within 180 days after the initial existence of the Change In Control Good Reason condition.

B. Time of Payment. The Company shall pay the Separation Payment to Employee in equal monthly payments over the number of months of base salary used to calculate the Separation Payment, beginning as soon as practicable after termination of Employee’s employment but no later than 60 days after such termination, subject to subsection 7.O(5).

C. Liability Release as Condition to Payment. Notwithstanding anything to the contrary in this agreement, the Company’s obligation to pay the Separation Payment is subject to and conditioned upon the Company’s receiving from Employee, within 60 days after Employee’s termination other than for Cause or resignation for a Change in Control Good Reason, a duly executed separation agreement containing a release of claims in a form reasonably satisfactory to the Company. If Employee fails to execute and deliver such a separation agreement to the Company within that 60-day time period, or Employee revokes such release pursuant to the terms of the separation agreement, then Employee is deemed to forfeit any entitlement to receive the Separation Payment and shall promptly return any portion of the Separation Payment which he or she received before such failure to execute and deliver or revocation. The Company will provide the separation agreement to Employee promptly after Employee’s termination other than for Cause or resignation for a Change in Control Good Reason.

D. Withholding. Employee is responsible for all withholdings for taxes and other withholdings required by applicable law as to any amounts owed by Employee to the Company, and Employee shall pay the same to the Company promptly upon demand if not otherwise withheld.

2. Accelerated Vesting of Stock-Based Compensation. Notwithstanding anything to the contrary in any award agreement between Employee and the Company:

A. Change in Control.

(1) Awards not Assumed or Substituted by Surviving Entity. Upon the occurrence of a Change in Control, and except with respect to any awards described in subsection 2.A(2) below: (i) any outstanding stock options or stock appreciation rights (“SARs”) held by Employee will immediately become fully exercisable; (ii) any time-based restrictions on other outstanding stock awards (such as restricted stock and restricted stock units) held by Employee will lapse and all such awards will become fully vested, disregarding any performance-based vesting criteria and any proration requirements otherwise applicable thereto; and (iii) the payout level under any outstanding performance-based cash awards held by Employee will be determined and deemed to have been earned as of the effective date of the Change in Control based upon (A) an assumed achievement of all relevant performance goals at the “target” level if the Change in Control occurs during the first half of the applicable performance period, or (B) the greater of (1) the assumed achievement of all relevant performance goals at the “target” level and (2) the actual level of achievement of all relevant performance goals against target (measured as of the date of the Change in Control), if the Change in Control occurs during the second half of the applicable performance period, and, in either such case, Employee will receive a pro rata payout within sixty (60) days following the Change in Control (unless a later date is required by subsection 7.O hereof), based upon the length of time within the performance period that has elapsed prior to the Change in

Control. Any options or SARs will thereafter continue or lapse in accordance with the other provisions of the applicable plan and the applicable award agreement. For the avoidance of doubt, any equity or stock awards that have any performance-based vesting criteria, including any such awards with performance-based vesting criteria applicable to any performance period that has partially elapsed or has not yet begun as of the occurrence of a Change in Control, are intended to and shall vest in full at the same time as equity or stock awards that have solely time-based vesting criteria, and no proration shall apply to such awards. To the extent that this provision causes incentive stock options to exceed the dollar limitation set forth in section 422(d) of the Code, the excess stock options will be deemed to be nonstatutory stock options. In addition, the Company has the right to settle stock awards in accordance with subsection 2.D below.

(2) Stock Awards Assumed or Substituted by Surviving Entity. With respect to stock awards that are assumed by the Surviving Entity or are otherwise equitably converted or substituted in connection with a Change in Control in a manner approved by the Board, if, within two years after the effective date of the Change in Control, either (a) the Company or its Affiliate or the Surviving Entity terminates Employee’s employment other than for Cause or (b) Employee resigns for a Change in Control Good Reason: then (i) any outstanding stock options or SARs held by Employee will immediately become fully exercisable; (ii) any time-based restrictions on other outstanding stock awards (such as restricted stock and restricted stock units) held by Employee will lapse and all such awards will become fully vested, disregarding any performance-based vesting criteria and any proration requirements otherwise applicable thereto; and (iii) the payout level under any performance-based cash awards held by Employee that were outstanding immediately prior to effective time of the Change in Control will be determined and deemed to have been earned as of the date of termination based upon (A) an assumed achievement of all relevant performance goals at the “target” level if the date of termination occurs during the first half of the applicable performance period, or (B) the greater of (1) the assumed achievement of all relevant performance goals at the “target” level, and (2) the actual level of achievement of all relevant performance goals against “target” (measured as of the end of the calendar quarter immediately preceding the date of termination), if the date of termination occurs during the second half of the applicable performance period, and, in either such case, Employee will receive a prorata payout within sixty (60) days following the date of termination of employment (unless a later date is required by subsection 7.O hereof), based upon the length of time within the performance period that has elapsed prior to the date of termination of employment. Any options or SARs will thereafter continue or lapse in accordance with the other provisions of the applicable plan and the applicable award agreement. For the avoidance of doubt, any equity or stock awards that have any performance-based vesting criteria, including any such awards with performance-based vesting criteria applicable to any performance period that has partially elapsed or has not yet begun as of the occurrence of a termination of employment or resignation for a Change in Control Good Reason, are intended to and shall vest in full at the same time as equity or stock awards that have solely time-based vesting criteria, and no proration shall apply to such awards. To the extent that this provision causes incentive stock options to exceed the dollar limitation set forth in section 422(d) of the Code, the excess stock options will be deemed to be nonstatutory stock options.

B. Termination Other Than for Cause. If the Company or its Affiliate terminates Employee’s employment other than for Cause absent a Change in Control, then (i) any outstanding stock options or SARs held by Employee will immediately become fully exercisable; and (ii) any time-based restrictions on other outstanding stock awards (such as restricted stock and restricted stock units) held by Employee will lapse and such awards will become fully vested, disregarding any performance-based vesting criteria and any proration requirements otherwise applicable thereto. For the avoidance of doubt, any equity or stock awards that have any performance-based vesting criteria, including any such awards with performance-based vesting criteria applicable to any performance period that has partially elapsed or has not yet begun as of the applicable date of termination, are intended to and shall vest in full at the same time as equity or stock awards that have solely time-based vesting criteria, and no proration shall apply to such awards.

C. Phrases referring to Employee’s termination “not for Cause” or “other than for Cause” in this agreement exclude any termination or resignation as a result of Employee’s death or disability. Neither Employee’s death nor Employee’s resignation (other than for a Change in Control Good Reason) or termination on account of disability will give rise to any accelerated vesting or right to settlement of any stock awards under this agreement.

D. Company’s Election. In the circumstances described in subsection 2.A, the Company has the right to choose to settle in cash, as described in subsection 2.E below, all or any portion of Employee’s stock awards. Employee shall surrender and transfer to the Company all stock awards that the Company elects to settle in cash. Any stock awards that are not settled in cash shall thereafter continue or lapse in accordance with the other provisions of the plan and the award agreement under which they were granted.

E. Settlement in Cash. If the Company chooses to settle some or all of the stock awards in cash, pursuant to subsection 2.D above, it may do so

(1) in the case of stock options or SARs, by paying Employee either (i) the difference (if any, including a deemed distribution of $0) between the price being paid for the Company’s common stock in the Change in Control over the exercise or base price, as applicable, of the award (that difference, the “Spread Amount”), multiplied by the number of such stock options or SARs; or (ii) the “fair value” of those stock options or SARs under Generally Accepted Accounting Principles (as determined as of the settlement date through the Black-Scholes, binomial, or any other option pricing model permissible under FASB Accounting Standards Codification 718 or a successor standard), but only if that fair value would yield a greater payment to Employee than the Spread Amount. The Company shall pay the settlement amount, net of any required withholding, to Employee within sixty (60) days after the Change in Control (unless a later date is required by subsection 7.O hereof); or

(2) in the case of stock awards other than stock options or SARs (such as restricted stock or restricted stock units), by paying Employee the price being paid for the Company’s common stock in the Change in Control multiplied by the number of such shares underlying the stock award. The Company shall pay the settlement amount, net of any required withholding, to Employee within sixty (60) days after the Change in Control (unless a later date is required by subsection 7.O hereof).

3. No Conflict of Interest. Without limiting Employee’s obligations to comply with the Company’s Code of Conduct and Code of Ethics, Employee agrees that during the term of Employee’s employment:

A. Employee shall not engage, either directly or indirectly, in any activity that may involve a conflict of interest with the Company or its Affiliate, including without limitation ownership in any supplier, contractor, subcontractor, customer or other entity with which the Company or its Affiliate does business (other than as a shareholder of less than one percent (1%) of a publicly-traded or privately-held class of equity ownership) (“Conflict of Interest”).

B. Employee shall promptly report to the Company’s Chief Compliance Officer any information about which Employee becomes aware that might involve or give rise to a Conflict of Interest or potential Conflict of Interest.

C. Employee shall not accept any material payment, service, loan, gift, trip, entertainment or other favor from a supplier, contractor, subcontractor, customer or other entity with which the Company or its Affiliate does business.

D. Employee shall promptly report to the Company’s Chief Compliance Officer each offer by any entity with which the Company or its Affiliate does business for any material payment, service, loan, gift, trip, entertainment or other favor.

4. Ongoing Covenants. Employee acknowledges that the Company has a legitimate interest in (i) maintaining the confidentiality of the Company’s confidential information and (ii) restraining Employee from competing against the Company and its Affiliates during and for a reasonable time after Employee’s employment by the Company or its Affiliate. Employee agrees to the restrictions in subsection 4.A: (i) in consideration of the benefits described in this agreement and the Company’s providing Employee with confidential information, and (ii) in order to enforce Employee’s agreement to maintain the confidentiality of the Company’s confidential information.

A. Restrictive Covenants. Throughout the term of Employee’s employment by the Company or its Affiliate, and throughout the 24 month period beginning upon Employee’s separation from employment with the Company for any reason, Employee shall not do any of the following:

(1) Non-Competition. Directly or indirectly engage in, sell or otherwise provide Competitive Services within the Restricted Territory while serving in a position that is the same as or substantially similar to the Chief Executive Officer and President position that Employee held with the Company, whether on his own behalf or as a Principal or Representative of any Person other than the Company; provided, however, that the provisions of this Agreement shall not be deemed to prohibit the ownership by Employee of not more than 1% of any class of securities of any corporation having a class of securities registered pursuant to the Securities Exchange Act of 1934, as amended.

(2) Non-Solicitation of Protected Customers. Directly or indirectly, on Employee’s own behalf or on behalf of a competitor of the Company’s Business, or as a Principal or Representative of any other Person, solicit, divert, take away or attempt to solicit, divert, or take away a Protected Customer for purposes of providing or selling services or products that are the same as or substantially similar to the services and products that are provided or sold by the Company.

(3) Non-Solicitation of Protected Employees. Directly or indirectly, on Employee’s own behalf or as Principal or Representative of any other Person, solicit or induce or attempt to solicit or induce any Protected Employee to terminate his or her employment with the Company or to enter into employment with any other Person.

B. Restrictions Are Reasonable. The Company and Employee have, in good faith, used their best efforts to make the restrictions in subsection 4.A reasonable in all pertinent respects, and it is not anticipated, nor is it intended, by either party that any arbitrator or court will find it necessary to reform any restriction to make it reasonable. Employee has carefully read and considered the restrictions in subsection 4.A and agrees that the restrictions, including, but not limited to, the time period of restriction, the geographic areas of restriction, and the scope of the restriction are fair and reasonable, are supported by sufficient and valid consideration, and these restrictions do not impose any greater restraint than is necessary to protect the goodwill and other legitimate business interests of the Company. Employee acknowledges that these restrictions will not prevent Employee from obtaining gainful employment in Employee’s occupation or field of expertise or cause Employee undue hardship and that there are numerous other employment and business opportunities available to Employee that are not affected by these restrictions.

C. Modification of Covenants. It is the desire and intent of each of the parties that the provisions of section 4.A be enforced to the fullest extent legally permissible. If an arbitrator or court determines it is necessary to reform any restriction to make it reasonable in all pertinent respects, then any damages due to a breach of the restriction, as so reformed, will be deemed to accrue to the Company as and from the date of such a breach only, and only so far as the damages for such breach related to an action that accrued within the scope of the restriction as so reformed. The covenants set forth in this Agreement shall be construed as separate and independent covenants. Should any part or provision of any covenant be held invalid, void or unenforceable, such invalidity, voidness, or unenforceability shall not render invalid, void or unenforceable any other part or provision of this Agreement. If any portion of subsection 4.A is adjudicated to be invalid or unenforceable, this section 4 will be deemed amended (i) to reform the particular portion to provide for such maximum restrictions as will be valid and enforceable or, if that is not possible, then (ii) to delete therefrom only the portion thus adjudicated to be invalid or unenforceable

D. Successors. Subsection 4.A will inure to the benefit of and be enforceable by any successor to the Company and/or any successor to any Affiliate of the Company that is then conducting the Email Encryption business or any Other Material Business.

E. Notification of Future Employer. Employee shall, and the Company has the right to, notify any person or entity employing Employee or evidencing an intention to employ Employee about the existence and terms of subsection 4.A.

F. Remedies. If Employee violates any of the obligations set forth in subsection 4.A, the period of restriction applicable to each obligation violated shall cease to run during the pendency of any litigation over such violation, provided that such litigation was initiated during the period of restriction. Employee acknowledges that the violation of any of the covenants or agreements contained in subsection 4.A would cause irreparable injury to the Company, that the remedy at law for any such violation or threatened violation thereof would be inadequate, and Employee agrees that the Company will be entitled, in addition to any other remedy, to temporary and permanent injunctive or other equitable relief from a court of competent jurisdiction without the necessity of proving actual damages or posting a bond as well as to the recovery of its reasonable attorneys’ fees.

5. Definitions.

A. “Acquiring Person” means any person (including any “person” as such term is used in subsections 13(d)(3) or 14(d)(2) of the Exchange Act) that, together with all Affiliates and Associates of such person, is the beneficial owner (as the term “beneficial owner” is defined under rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act)) of 10% or more of the Company’s outstanding common stock. The term “Acquiring Person” does not include the Company, any majority-owned subsidiary of the Company, any employee benefit plan of the Company or a majority-owned subsidiary of the Company, or any person to the extent such person is holding the Company’s common stock for or pursuant to the terms of any such plan. For the purposes of this agreement, a person who becomes an Acquiring Person by acquiring beneficial ownership of 10% or more of the Company’s common stock at any time after the date of this agreement will continue to be an Acquiring Person whether or not such person continues to be the beneficial owner of 10% or more of the Company’s outstanding common stock.

B. “Affiliate” and “Associate” have the respective meanings ascribed to such terms in rule 12b-2 under the Exchange Act.

C. “Board” means the Company’s board of directors or the compensation committee thereof.

D. “Cause” means any of the following shall have occurred: (1) the intentional and continued failure by Employee to substantially perform Employee’s employment duties, such intentional failure involving willful and deliberate malfeasance or gross negligence in the performance of Employee’s duties (other than any such failure resulting from Employee’s incapacity due to physical or mental illness), after (i) written demand for substantial performance is delivered by or on behalf of the Company, which demand reasonably identifies the manner in which the Company believes Employee has not substantially performed Employee’s duties, and (ii) Employee’s failure to cure such performance failure within five business days after receipt of such written demand; (2) the intentional engaging by Employee in misconduct that is materially injurious to the Company; (3) the conviction of Employee or a plea of nolo contendere, or the substantial equivalent to either of the foregoing, of or with respect to, any felony; (4) the commission by Employee of acts of moral turpitude that are injurious to the Company; (5) a breach by Employee of the Confidentiality and Invention Agreement between the Company (or its affiliate) and Employee; (6) a breach by Employee of Employee’s obligations under this agreement or the Arbitration Agreement (as hereinafter defined); or (7) a breach by Employee of the Company’s Code of Ethics and Code of Conduct as then in effect. For purposes of this definition, no act, or failure to act, on Employee’s part shall be considered “intentional” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in, or not opposed to, the best interest of the Company.

Notwithstanding the foregoing, Employee will not be deemed to have been terminated for Cause without (1) reasonable written notice to Employee, setting forth the reasons for the Company’s intention to terminate for Cause; (2) an opportunity for Employee to be heard by the Board (or an authorized representative thereof); and (3) delivery to Employee of a written notice of termination from the Board (or its authorized representative) stating that, in the good faith opinion of the Board (or its authorized representative), Employee engaged in the conduct set forth above in clause (1), (2), (4), (5), (6) or (7) of the preceding paragraph or an event specified in clause (3) of the preceding paragraph has occurred.

E. “Change in Control” of the Company will be deemed to have occurred if any of the following events occurs during Employee’s employment:

(1) The Company is merged, consolidated or reorganized into or with another corporation or other legal person, other than an Affiliate, and as a result of such merger, consolidation or reorganization, the Company or its shareholders or Affiliates immediately before such transaction beneficially own, immediately after or as a result of such transaction, equity securities of the surviving or acquiring person or such corporation’s parent entity (the “Surviving Entity”) possessing less than 51% of the voting power of the Surviving Entity;

(2) The Company sells all or substantially all of its assets to any other corporation or other legal person, other than an Affiliate, and as a result of such sale, the Company or its shareholders or Affiliates immediately before such transaction beneficially own, immediately after or as a result of such transaction, equity securities of the Surviving Entity possessing less than 51% of the voting power of the Surviving Entity (provided that this paragraph will not apply to a registered public offering of securities of a subsidiary of the Company, which offering is not part of a transaction otherwise a part of or related to a Change in Control);

(3) Any Acquiring Person has become the beneficial owner (as the term “beneficial owner” is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of securities which, when added to any securities already owned by such person, would represent in the aggregate 35% or more of the then outstanding securities of the Company which are entitled to vote to elect any class of directors;

(4) As measured over any 12 month period, Continuing Directors cease to constitute at least a majority of the Board;

(5) The occurrence of an event required to be reported under Item 6(e) of Schedule 14A of Regulation 14A or any successor rule or regulation promulgated under the Exchange Act; or

(6) The Board in its sole discretion determines that any other event is deemed to be a Change in Control.

F. “Change In Control Good Reason” means any of the following: (i) a material diminution in Employee’s authority, duties or responsibilities, (ii) a material diminution in Employee’s base salary, (iii) a material change in the geographic location at which Employee must perform services, (iv) a material diminution in the authority, duties, or responsibilities of the supervisor to whom Employee is required to report, (v) a material diminution in the budget over which Employee retains authority, or (vi) any material breach by the Company of this agreement or any other agreement under which Employee provides services to the Company or its Affiliates.

G. “Code” means the Internal Revenue Code of 1986, as amended, and applicable Internal Revenue Service guidance and Treasury Regulations.

H. “Continuing Director” means a director of the Company who (1) is not an Acquiring Person or an Affiliate or Associate thereof, or a representative of an Acquiring Person or nominated for election by an Acquiring Person, and (2) was either (a) a member of the Board on the date of this agreement or (b) subsequently became a director of the Company and whose initial election or initial nomination for election by the Company’s shareholders was approved by a majority of the Continuing Directors then on the Board.

I. “Company” means Zix Corporation, a Texas corporation, or its successors in interest, as the context requires.

J. “Competitive Services” means the Email Encryption business or any other material line of business being conducted by the Company or any Affiliate.

K. “Exchange Act” means the Securities Exchange Act of 1934.

L. “Person” means any individual or any corporation, partnership, joint venture, limited liability company, association or other entity or enterprise.

M. “Principal” or “Representative” means a principal, owner, partner, shareholder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant.

N. “Protected Customer” means any customer to whom the Company sold its products or services at any time during Employee’s employment and with whom Employee had business dealings on behalf of the Company.

O. “Protected Employee” means any employee of the Company who was employed by the Company at any time during Employee’s employment and (a) with whom Employee had a supervisory relationship or (b) with whom Employee worked or communicated on a regular basis regarding the Company’s business.

P. “Restricted Territory” means the United States and Canada.

Q. “Separation Payment” means the sum of:

(1) An amount equal to Employee’s base salary for a period of 24 months. For the purpose of calculating the Separation Payment, Employee’s base salary will be deemed to be Employee’s highest base salary in any month during the term of Employee’s employment.

plus

(2) An amount equal to the product of two times the payout level for Employee’s performance-based cash compensation that would apply hereunder as if there had been a Change in Control immediately prior to the termination of Employee’s employment (calculated without any proration otherwise required under this Agreement) and the Company’s obligation to pay such performance-based cash compensation was not assumed by the surviving entity. For the avoidance of doubt and in order to avoid duplication of benefits, in the event Employee’s performance-based cash compensation pays out or vests in connection with a Change in Control, Employee shall not also receive payment for such performance-based cash compensation as part of Employee’s Separation Payment.

plus

(3) If Employee resides in the United States, an amount equal to the excess of (i) the cost for Employee to continue any group medical, dental, vision and/or prescription drug plan benefits to which Employee and/or Employee’s eligible dependents would be entitled under Section 4980B of the Code (COBRA) for the number of months used to calculate the base salary Separation Payment pursuant to clause (1) above, over (ii) the amount that Employee would have had to pay for such coverage if Employee had remained employed during such period of time and paid the active employee rate for such coverage. If Employee resides outside of the United States, USD $1,500 per month for the number of months used to calculate the base salary Separation Payment pursuant to clause (1) above, payable in the currency of Employee’s place of residence.

R. “Surviving Entity” has the meaning set forth in subsection 5.E(1).

6. Mandatory Reduction of Payments in Certain Events.

A. Notwithstanding anything in this agreement to the contrary, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Employee (whether paid or payable or distributed or distributable pursuant to the terms of this agreement or otherwise) (such benefits, payments or distributions are hereinafter referred to as “Payments”) would, if paid, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then, prior to the making of any Payments to Employee, a calculation shall be made comparing (i) the net after-tax benefit to Employee of the Payments after payment by Employee of the Excise Tax, to (ii) the net after-tax benefit to Employee if the Payments had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payments shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). The reduction of the Payments due hereunder, if applicable, shall be made by first reducing cash Payments and then, to the extent necessary, reducing those Payments having the next highest ratio of Parachute Value (as hereinafter defined) to actual present value of such Payments as of the date of the Change in Control, as determined by the Determination Firm (as defined in subsection 6.B. below). For purposes of this section 6, present value shall be determined in accordance with Section 280G(d)(4) of the Code. For purposes of this section 6, the “Parachute Value” of a Payment means the present value as of the date of the Change in Control of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Determination Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

B. All determinations required to be made under this section 6, including whether an Excise Tax would otherwise be imposed, whether the Payments shall be reduced, the amount of the Reduced Amount, and the assumptions to be utilized in arriving at such determinations, shall be made by an independent accounting firm or compensation consulting firm mutually acceptable to the Company and Employee (the “Determination Firm”) which shall provide detailed supporting calculations both to the Company and Employee within 15 business days after the receipt of notice from the Company that a Payment is due to be made. All fees and expenses of the Determination Firm shall be borne solely by the Company. Any determination by the Determination Firm shall be binding upon the Company and Employee. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments which Employee was entitled to, but did not receive pursuant to subsection 6(A), could have been made without the imposition of the Excise Tax (“Underpayment”), consistent with the calculations required to be made hereunder. In such event, the Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Employee but no later than March 15 of the year after the year in which the Underpayment is determined to exist, which is when the legally binding right to such Underpayment arises.

C. In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this section 6 shall be of no further force or effect.

7. Miscellaneous.

A. Litigation Assistance. During Employee’s employment and following Employee’s separation from employment, Employee shall cooperate reasonably with the Company and its Affiliates in the defense of litigation that pertains to (i) matters reasonably within the purview of Employee’s job responsibilities while employed with the Company or its Affiliate or (ii) matters for which Employee has particular knowledge, thereof, including signing affidavits and making himself or herself available for interviews, deposition preparation, deposition, and trial. Employee shall not, without the Company’s prior consent, comment publicly on any such litigation or any of the issues in the litigation. Employee shall not, without the Company’s prior consent, discuss any such litigation, or cooperate, with the Company’s opponent(s) in such litigation, their attorneys, or their representatives.

B. Reimbursement for Litigation Assistance. If Employee assists the Company or its Affiliate with litigation activities following Employee’s separation from employment other than those litigation activities in which Employee would be required to participate as a named party, the Company shall pay all reasonable documented out-of-pocket costs (subject to a maximum of $1,000 per day) that Employee incurs in connection with such activities and will pay Employee for his or her actual, demonstrated lost income (subject to a maximum of $10,000 in any tax year) for the period in which Employee assists with such litigation activities. The Company shall pay the out-of-pocket reimbursement as soon as practicable after Employee provides documentation of such out-of-pocket costs but no later than the end of the tax year following the tax year in which such expenses were incurred. The amount of expenses reimbursed to Employee pursuant to subsection 7.A during Employee’s tax year will not impact the amount of such expenses eligible for reimbursement during any other tax year of Employee. Employee’s right to reimbursement of expenses will not be subject to liquidation or exchange for another benefit. Employee must provide documentation of the lost income on or before January 15 of the year following the year in which the income is lost. The lost income will be paid in a lump sum within 60 days after Employee provides documentation of the same but in no event later than March 15 of the year following the year in which the income is lost.

C. Indemnification. Employee and the Company acknowledge the indemnification provisions set forth in the Company’s bylaws and articles of incorporation.

D. No Deemed Waivers. The failure by a party to enforce any provision of this agreement does not constitute a waiver of any subsequent breach of the same or any other provision. No waiver is effective unless made in a writing signed by the waiving party.

E. No Third Party Beneficiaries. Except as otherwise stated in this agreement, nothing in this agreement, is intended to confer any rights or remedies on any persons other than the parties to it and their respective permitted successors and assigns and other legal representatives.

F. Remedies. Employee hereby agrees that a violation of subsection 4.A would cause irreparable injury to the Company for which it would have no adequate remedy at law. Accordingly, in the event of any such violation, the Company shall be entitled to preliminary and other injunctive relief without the necessity to post a bond or other security. Any such injunctive relief shall be in addition to any other remedies to which the Company may be entitled at law or in equity, or otherwise.

G. Notice. Any consent, notice, demand, or other communication regarding any payment required or permitted hereby must be in writing to be effective and shall be deemed to have been received on the date delivered, if delivered in person, or the date received, if delivered otherwise (including by U.S. mail, overnight delivery or e-mail), addressed to the applicable party at the address for such party set forth below or at such other address as such party may designate by like notice:

The Company:

Zix Corporation

2711 North Haskell Avenue

Suite 2200, LB 36

Dallas, Texas 75204-2960

Attn: General Counsel

To Employee:

At the address on file in the Company’s records.

H. Entire Agreement. This agreement, together with the Mutual Alternative Dispute Resolution Agreement and the Confidentiality and Invention Agreement between the parties, and the Code of Ethics and Code of Conduct, as currently in effect or hereafter amended from time-to-time, embodies the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof.

I. Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties to this agreement and any successors-in-interest to the Company. Employee cannot assign or transfer this agreement or any rights under this agreement, or delegate any obligations under this agreement, and any attempted assignment, transfer or delegation is void ab initio.

J. Governing Law. This Agreement is governed by and will be construed, interpreted and enforced in accordance with, the laws of the State of Texas (excluding its conflict of laws rules) and applicable federal law.

K. Arbitration. All claims, demands, causes of action, disputes, controversies, or other matters in question, whether sounding in contract, tort, or otherwise and whether provided by statute or common law, arising under or related to this agreement or Employee’s employment (or its termination) are subject to resolution under the procedures descried in the parties’ Mutual Alternative Dispute Resolution Agreement.

L. Cumulative Remedies. No remedy in this agreement conferred upon any party is intended to be exclusive of any other benefit or remedy, and each and every such remedy shall be cumulative and shall be in addition to every other benefit or remedy given under this agreement or now or hereafter existing at law or in equity or by statute or otherwise. No single or partial exercise by any party of any right, power, or remedy under this agreement shall preclude any other or further exercise thereof.

M. Multiple Counterparts. This Agreement may be executed in a number of identical counterparts, each of which constitute collectively, one agreement; but in making proof of this agreement, it is not necessary to produce or account for more than one counterpart.

N. Descriptive Headings. The headings, captions, and arrangements used in this agreement are for convenience only and do not limit, amplify, or modify the terms of this agreement, nor affect the meaning hereof.

O. 409A Compliance.

(1) General. This Agreement will be interpreted and administered so that any amount or benefit paid or provided is either exempt from or compliant with the requirements of section 409A of the Code (and any applicable transition relief under section 409A of the Code). Nevertheless, the tax treatment of the amounts or benefits provided under the Agreement is not warranted or guaranteed. Neither the Company nor its directors, officers, employees or advisers will be liable for any taxes, interest, penalties or other monetary amounts owed by Employee as a result of the application of section 409A of the Code.

(2) Definitional Restrictions. Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable hereunder, or a different form of payment of such Non-Exempt Deferred Compensation would be effected, by reason of a Change in Control or Employee’s termination of employment, such Non-Exempt Deferred Compensation will not be payable or distributable to Employee, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such Change in Control or termination of employment, as the case may be, meet any description or definition of “change in control event” or “separation from service,” as the case may be, in section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not prohibit the vesting of any Non-Exempt Deferred Compensation upon a Change in Control or termination of employment, however defined. If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a section 409A-compliant “change in control event” or “separation from service,” as the case may be, or such later date as may be required by subsection 7.O(3) below. If this provision prevents the application of a different form of payment of any amount or benefit, such payment shall be made in the same form as would have applied absent such designated event or circumstance.

(3) Six-Month Delay in Certain Circumstances. Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Agreement by reason of Employee’s separation from service during a period in which he or she is a Specified Employee (as defined in subsection 7.O(3)(iii)), then, subject to any permissible acceleration of payment by the Company under Treasury Regulations section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes):

(i)	The amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following Employee’s separation from service will be accumulated through and paid or provided on the first day of the seventh month following Employee’s separation from service (or, if Employee dies during such period, within 30 days after Employee’s death) (in either case, the “Required Delay Period”).

(ii)	The normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

(iii)	For purposes of this Agreement, the term “Specified Employee” has the meaning given such term in section 409A of the Code and the final regulations thereunder; provided, however, that the Company’s Specified Employees and its application of the six-month delay rule of subsection 409A(a)(2)(B)(i) of the Code will be determined in accordance with rules adopted by the Board or a committee thereof, which will be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including this Agreement.

(4) Treatment of Installment Payments. Each payment of termination benefits under section 1.B, including, without limitation, each installment Separation Payment, shall be considered a separate payment, as described in Treasury Regulations section 1.409A-2(b)(2), for purposes of section 409A of the Code.

(5) Timing of Release of Claims. Whenever in this agreement a payment or benefit is conditioned on Employee’s execution and non-revocation of a separation agreement including a release of claims, such release must be executed and all revocation periods must have expired within 60 days after the date of termination of Employee’s employment; failing which such payment or benefit is forfeited. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, subject to subsection 7.O(3), such payment or benefit (including any installment payments) that would have otherwise been payable during such 60-day period shall be accumulated and paid on the 60th day after the date of termination provided such release shall have been executed and such revocation periods shall have expired. If such payment or benefit is exempt from section 409A of the Code, the Company may elect to make or commence payment at any time during such 60-day period.

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